As filed with the Securities and Exchange Commission on February 16, 1999
                           Registration No. 333-69687

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  MEDQUIST INC.
             (Exact Name of Registrant as Specified in Its Charter)

           New Jersey                                     22-2531298
     -----------------------                          -----------------
 (State or Other Jurisdiction of                      (I.R.S. Employer
  Incorporation or Organization)                     Identification No.)

                              Five Greentree Centre
                                    Suite 311
                            Marlton, New Jersey 08053
                                 (609) 596-8877

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)


                                 John M. Suender
              Senior Vice President, General Counsel and Secretary
                                  MedQuist Inc.
                              Five Greentree Centre
                                    Suite 311
                            Marlton, New Jersey 08503

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)


                  Approximate date of commencement of proposed
                     sale of the securities to the public:
   As soon as practicable after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|



The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(A), may determine.

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------


                 Subject to Completion, Dated February 16, 1999



PROSPECTUS

                                 [MEDQUIST LOGO]

                                 800,000 Shares
                                  Common Stock



         Mr. Jeffrey Krieger, a shareholder of MedQuist Inc., is offering and selling 800,000 shares of MedQuist common stock pursuant to this prospectus. MedQuist will not receive any proceeds from the sale of common stock by Mr. Krieger.

         Prospective purchasers should consider the "Risk Factors" beginning on page 2.

         Mr. Krieger may sell his MedQuist common stock in one or more transactions on the Nasdaq National Market at market prices prevailing at the time of sale or in private transactions at negotiated prices.

         MedQuist common stock trades on the Nasdaq National Market under the symbol "MEDQ."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February ___, 1999.

                                Table of Contents


                                                                         Page
                                                                         ----
Forward-Looking Statements.................................................1
The Company ...............................................................1
Risk Factors...............................................................2
Where You Can Find More Information........................................9
Selected Supplemental Financial Data .....................................11
Use of Proceeds...........................................................14
Selling Shareholder.......................................................14
Plan of Distribution......................................................14
Legal Matters.............................................................16
Experts...................................................................16
Index to Financial Statements............................................F-1

         You should rely only on the information incorporated by reference or rprovided in this prospectus. MedQuist has not authorized anyone else to provide you with different information. Mr. Krieger will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

                           Forward-Looking Statements


         Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words. MedQuist's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties, including but not limited to the risks described below. See "Risk Factors" on page 2. When considering these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement which speaks only as of the date made.


                                   The Company

Background


         MedQuist is a leading national provider of transcription services to the healthcare industry. MedQuist employs more than 6,000 trained transcriptionists who utilize MedQuist's proprietary software to convert medical dictation into electronically formatted patient records which health care providers use in connection with patient care and for other administrative purposes. MedQuist's customized services enable clients to improve the accuracy of transcribed medical reports, reduce report turnaround times, shorten billing cycles and reduce overhead and other administrative costs.


         MedQuist was incorporated in New Jersey in 1984 and reorganized in 1987 as a group of out-patient healthcare businesses affiliated with a non-profit health care provider. By the end of 1995, MedQuist had divested all of its non-medical transcription businesses. Since May 1994, MedQuist has acquired 18 medical transcription companies.

Address and Telephone Number of MedQuist

         MedQuist's executive offices are located at Five Greentree Centre, Suite 311, Marlton, New Jersey, 08053 and the telephone number for MedQuist is
(609) 596-8877.

                                  Risk Factors


         In considering whether to acquire MedQuist common stock, you should consider carefully the risks associated with the ownership of MedQuist common stock. These risks are described in detail below.



         Our growth strategy includes acquisitions and if we are unable to make acquisitions, or if those acquisitions are not successful, it could have a material adverse effect on our business, financial condition and results of operations

         As part of our growth strategy, we have made, and plan to continue to make acquisitions of other companies. We may not be able to make acquisitions in the future. In addition, any acquisition that we make could have a material adverse effect on our business, financial condition and results of operations. Future acquisitions are subject to many risks, including the risks that

     o    we may not be able to identify suitable companies to buy;

     o we may not be able to purchase companies at favorable prices, or at all;

     o we may not be able to obtain financing on favorable terms, or at all, to pay for future acquisitions and;

     o we may not be able to effectively integrate the acquired businesses or technologies into our operations.

In addition, in order to consummate future acquisitions, we may be required to borrow money or incur other liabilities, which could have a material adverse effect on our liquidity and capital resources. We may also be required to issue additional shares of stock, which could result in dilution to our shareholders.

         Our success depends on our key personnel and, if we are not able to retain them, it could have a material adverse effect upon our business, financial condition or results of operations

         We believe that our success is dependent upon the continued employment of our senior management team. The loss of services of David A. Cohen, our chief executive officer, or John A. Donohue, our chief operating officer, for any reason could have a material adverse effect upon our business, financial condition or results of operations.

         New services or products using new technologies, such as voice recognition, could render our services obsolete

         The introduction of competing services or products incorporating new technologies, such as voice recognition capabilities or other alternative means of data entry, could render some or all of our services obsolete. If we are not successful in improving our current services and developing new services that keep pace with technological developments on a timely basis, our business, financial condition and results of operations will be materially and adversely affected. In addition, we cannot assure you that any improvements or new services will achieve market acceptance.


         Our success depends upon qualified transcriptionists and if we are not able to hire and retain qualified transcriptionists, it could have a materially adverse effect on our business

         Our success also depends, in part, upon our ability to attract and retain qualified transcriptionists who can provide the accuracy and turnaround time required by our customers. Competition for transcriptionists is intense. If we are not able to attract and retain qualified transcriptionists, it could have a materially adverse effect on our business, financial condition and results of operations.


         If federal or state officials successfully challenge our treatment of our at-home transcriptionists as independent contractors, we may have to pay or incur additional employment costs, taxes and penalties which could have a material adverse effect on our business, financial condition and results of operations

         We treat most of our at-home transcriptionists as independent contractors for state tax, benefits and unemployment purposes and as statutory employees for federal income tax and social security tax purposes. However, we treat at-home transcriptionists who came to work for us as a result of our acquisition of MRC as employees for state tax, benefits, unemployment, federal income tax and social security tax purposes. If federal or state officials successfully challenge our position regarding treatment of at-home transcriptionists as independent contractors, we may have to pay or incur additional employment costs, taxes and penalties which could have a material adverse effect on our business, financial condition and results of operations.

         We may experience significant quarterly fluctuations in our operating results which could adversely affect the market price of our common stock.

         Our operating results have fluctuated from quarter to quarter in the past and may continue to do so in the future. These fluctuations adversely affect the market price of our common stock. Quarterly operating results may fluctuate as a result of a variety of factors, including:

     o    changes in demand for our services;

     o    the size and timing of individual customer contracts;

     o    changes in customer budgets;

     o    the size and timing of acquisitions;

     o    the integration of acquired businesses into our operations;

     o    the number and timing of new hires;

     o    long lead-times required to generate revenues from new clients;

     o    competitive conditions in the industry; and

     o    general economic conditions.

Because of the foregoing factors, it is possible that in future quarters our operating results may be below the expectations of stock market analysts and investors which could have a material adverse effect on the price of our common stock.


         If we are not able to maintain our current rate of growth in revenues and profits, it could adversely affect the market price of our common stock.

         Our revenue and profits have grown in recent periods as a result of both internal growth and acquisitions. If we are not able to maintain our current rate of growth in revenues and profits, it could adversely affect the market price of our common stock.


         The market price of our common stock may be volatile

         The market price of our common stock has been, and in the future may be, volatile. Our common stock price may be affected by many factors, including the following:

     o    fluctuations in our operating results
     o    acquisitions;
     o technological innovations or new products or services by us or our competitors;
     o    government regulation;
     o    health care legislation and reforms; and
     o    general market and economic conditions.

          In addition, the stock market in recent years has experienced extreme price and volume fluctuations. This has resulted in substantial volatility of health care service companies that has often been unrelated to the operating performance of these companies. These or other factors may adversely affect the market price of our common stock.


         We depend on a single line of business and any reduction in demand or increase in competition for our services could have a material adverse effect on our business, financial condition and results of operations

         We anticipate that we will continue to derive our future revenues solely from providing transcription services to hospitals and other health care organizations. A reduction in demand or an increase in competition in the market for our transcription services could have a material adverse effect on our business, financial condition and results of operations.


         Changes in the health care industry could adversely affect the demand for our services or the amounts we are paid for our services

         The health care industry is subject to changing political, economic and regulatory influences that could adversely affect the demand for our services or the amounts we are paid for our services. Many federal and state legislators from time to time propose programs to reform the United States health care system at both the federal and state level. These programs may contain proposals to increase governmental involvement in health care, lower reimbursement rates and otherwise change the environment in which providers operate. Health care providers may react to these proposals and the uncertainty surrounding these proposals by curtailing outsourcing arrangements or deferring decisions regarding the use of outsourced services.

         In addition, in response to the changes in the health care industry, many health care providers are consolidating to create larger health care delivery organizations. This consolidation reduces the number of potential customers for our services and increases the bargaining power of these organizations. This increased bargaining power could reduce the amounts we are paid for our services. The impact of these developments in the health care industry is difficult to predict and could have a material adverse effect on our business, operating results and financial condition.

          Our plans to expand into new markets, such as outpatient clinics and physician practice groups and direct patient care departments within hospitals, may not be successful

         We plan to expand into new markets such as outpatient clinics and physician practice groups and direct patient care departments within hospitals. Our business, operating results and financial condition may be materially and adversely affected if our efforts to expand into new markets are not successful. To date, our services have been purchased primarily by the medical records departments of hospitals. However, health care services are increasingly being provided at sites other than hospitals, such as outpatient clinics and physician practice groups. We intend to attempt to increase our limited presence in these non-hospital markets. In addition, we intend to market our services to direct patient care departments within hospitals. Our plans to expand into these new markets may not be successful for many reasons, including the following:

     o    we have limited experience in these new markets;

     o we may find that significant modifications to our services are necessary in order for our services to be useful to customers in these new markets;

     o    we may have to reduce our prices; and

     o    we will have to establish new contacts.


         We compete with many suppliers in the transcription services industry

         We compete with over an estimated 1,500 medical transcription service companies in the United States. These companies offer services that are similar to ours and compete with us for the same customers and qualified transcriptionists. We also compete with the in-house transcription staffs of potential customers. Increased competition may result in lower prices for our services, higher payroll costs, reduced operating margins and the inability to increase our market share, any of which would have a material adverse effect on our business, financial condition and results of operations.

         Although many of our competitors are small local or regional companies, several of our competitors are large national companies including Transcend Services, Inc., Rodeer Systems, Inc., and a subsidiary of Harris Corp. In addition, we anticipate increasing competition from other large companies that were not traditionally in the medical transcription business, such as IDX Systems Corporation. These current and potential competitors may have substantially greater financial, technical and marketing resources than us. As a result, these competitors may be able to respond more quickly to evolving technological developments or changing customer needs or to devote greater resources to the development, promotion or sale of their services.

         In addition, competition may increase due to consolidation of transcription companies. Current and potential competitors may establish cooperative relationships with third parties to increase the ability of their services to address the needs of our current and prospective customers.

         We may not be able to protect our proprietary rights

         Our success depends on the software underlying our services. We consider this software to be proprietary. If our competitors copy our software or independently develop software similar to ours, it could materially adversely affect our business, financial condition and results of operations. Although we seek to protect this software by a combination of copyright and trademark law, trade secrets, confidentiality agreements and contractual provisions, unauthorized parties may attempt to copy some or all of our software or to obtain and use information that we regard as proprietary. We have no patents or patent applications pending, and existing trade secrets and copyright laws afford only limited protection. Policing unauthorized use of our software is difficult. We may have to resort to litigation to enforce our proprietary rights. This litigation could be very expensive and divert our management and key personnel from their normal responsibilities. We cannot assure you that we would prevail in any litigation.

         We may infringe the proprietary rights of others

         Other persons or companies may claim that we are violating their proprietary rights. Any claims, with or without merit, can be time-consuming and expensive to defend. In addition, we may be required to enter into royalty or licensing agreements or cease the infringing activities. If we fail to obtain those agreements or become involved in claims or litigation, it could have a material adverse effect on our business, results of operations and financial condition.


         We may be subject to material liability if we fail to comply with confidentiality requirements

         We are subject to various laws, regulations and contractual provisions regarding the confidentiality of medical information. We may be subject to material liability if we fail to comply with confidentiality requirements.


         Our systems may not be Year 2000 compliant which could result in an inability to transcribe medical records, send invoices or engage in similar normal business activities for a period of time after January 1, 2000 which could materially and adversely affect our business, operating results and financial position

         We may experience system failures and disruptions of operations if the systems on which we depend to conduct our operations are not Year 2000 compliant. This could result in an inability to transcribe medical records, send invoices or engage in similar normal business activities for a period of time after January 1, 2000. We rely on our computer, digital dictation, software, telephone and other systems in operating and monitoring all aspects of our business. We also rely heavily on the systems of our customers, suppliers and other organizations with which we do business. If these systems are not Year 2000 complaint, our business, operating results and financial position could be materially and adversely affected.

         Anti-takeover provisions may make it more difficult for a third party to acquire control of us, could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold

         Anti-takeover provisions contained in New Jersey law and in our charter, bylaws and contracts could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to shareholders. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. These anti-takeover provisions include the following:

     o New Jersey law prohibits us from entering into certain business combination transactions with any shareholder which owns 10% or more of our outstanding voting securities, except under limited circumstances.

     o Our charter gives our board of directors the authority to issue shares of preferred stock without shareholder approval. Any preferred stock could have rights, preferences and privileges that could adversely affect the voting power and the other rights of the holders of our common stock.

     o Our charter provides for staggered terms for the members of the board of directors, with each board member serving a staggered three year term.

     o We have entered into severance arrangements with most of our senior management which provide for payments upon a change in control.

     o Options to purchase our stock will immediately become exercisable upon a change in control.

                       Where You Can Find More Information


         MedQuist Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information MedQuist files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. MedQuist's SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

         MedQuist has filed a registration statement on Form S-3 to register the shares of MedQuist common stock offered under this prospectus. This prospectus is a part of the registration statement on Form S-3 and constitutes a prospectus of MedQuist. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement on Form S-3 or the exhibits to the registration statement on Form S-3.


         The SEC also allows MedQuist to "incorporate by reference" the information it files with the SEC, which means MedQuist can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this prospectus. Later information filed by MedQuist with the SEC updates and supersedes this prospectus.


This prospectus incorporates important business and financial information about MedQuist that is not included in or delivered with this prospectus. Copies of any of that information are available without charge to any person to whom this prospectus is delivered, upon written or oral request. Written requests for those documents should be directed to the Corporate Secretary, MedQuist Inc., Five Greentree Centre, Suite 311, Marlton, New Jersey, 08053, and telephone requests may be directed to the Corporate Secretary at (609) 596-8877.

         The following documents previously filed by MedQuist with the SEC pursuant to the Exchange Act are incorporated herein by this reference:




 ----------------------------------------------------------------------------------------------------------------

                           SEC Filings                                                  Period
 ----------------------------------------------------------------------------------------------------------------
 Annual Report on Form 10-K (including those portions of               Year ended December 31, 1997
 MedQuist's proxy statement for its 1998 annual
 meeting of shareholders incorporated by reference
 to the Annual Report on Form 10-K)
 ----------------------------------------------------------------------------------------------------------------

 Quarterly Reports on Form 10-Q (as amended)                           Quarters ended March 31, 1998,
                                                                       June 30, 1998 and September 30, 1998
 ----------------------------------------------------------------------------------------------------------------


                                        9




Current Reports on Form 8-K                                             Filed on May 13, 1998, June 12, 1998,
                                                                        June 29, 1998, September 29, 1998 and
                                                                        December 15, 1998
 ----------------------------------------------------------------------------------------------------------------

 Registration  Statement  on Form 8-A filed  pursuant to Section       Filed on March 11, 1992
 12(g) of the Exchange Act
 ----------------------------------------------------------------------------------------------------------------

         All documents filed by MedQuist pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date that document is filed.

                      Selected Supplemental Financial Data
                      (In thousands, except per share data)


         The following data is supplemental to reflect the retroactive restatement of MedQuist's financial statements for its November 30, 1998 acquisition of TL of Florida and its December 10, 1998 acquisition of MRC, both of which were accounted for as pooling of interests and does not include (i) the transaction costs of approximately $9,500 related to the TLF and MRC acquisitions or (ii) the restructuring costs associated with severance for former MRC employees and the closing of duplicate facilities of approximately $6,500, which was charged to expense in the quarter ended December 31, 1998. Signal and TL of Florida were "S" corporations prior to their mergers with MedQuist, and accordingly, the supplemental statements of operations data does not include a provision for income taxes on their income. See Note 1 to the Supplemental Consolidated Financial Statements.

         MedQuist derived the following financial information from the audited supplemental financial statements for the years ended December 31, 1995, 1996 and 1997 and from the unaudited supplemental financial statements for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1997 and 1998. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. This information is only a summary and you should read it in conjunction with MedQuist's supplemental financial statements and related notes included elsewhere in this Prospectus and other information MedQuist has filed with the SEC. See "Where You Can Find More Information."


                                                                                                           Nine Months
                                                                                                              Ended
                                                             Year Ended December 31,                       September 30,
                                                             -----------------------                       -------------
                                             1993        1994        1995         1996       1997       1997        1998
                                             ----        ----        ----         ----       ----       ----        ----

Statement of Operation Data:
   Revenues..............................    $29,738     $59,228    $109,657    $152,109    $216,158    $158,182   $199,790
                                             -------     -------    --------    --------    --------    --------   --------
   Costs and expenses:

   Costs of revenues.....................     24,404      46,873      86,265     118,359     168,596     123,112    154,041
   Selling, general and administrative...      5,635       6,184       9,144      12,527      15,001      10,692     12,831
   Depreciation..........................      3,205       2,581       5,752       7,372      10,339       7,454      9,470
   Amortization..........................         12         264         896       3,150       5,652       4,090      2,794
   Nonrecurring merger costs.............       --          --           347         644       2,075        --        2,182
                                             -------     -------    --------    --------    --------    --------   --------

              Total operating expenses...     33,256      55,902     102,404     142,052     201,663     145,348    181,318
                                             -------     -------    --------    --------    --------    --------   --------

   Operating income (loss)...............     (3,518)      3,326       7,253      10,057      14,495      12,834     18,472
   Interest expense (income), net........      1,689       2,648       4,252       2,049         469         362       (211)
                                             -------     -------    --------    --------    --------    --------   --------

   Income (loss) from continuing operations
     before income taxes.................     (5,207)        678       3,001       8,008      14,026      12,472     18,683
   Income tax provision (benefit)........     (1,290)       (529)        640       2,720       5,293       4,573      6,935
                                             -------     -------    --------    --------    --------    --------   --------

   Income (loss) from continuing
     operations..........................     (3,917)      1,207       2,361       5,288       8,733       7,899     11,748
   Discontinued operations...............      3,746       1,612      (1,729)        --          --         --          --
   Extraordinary item....................       --          --          (545)        --          --         --          --
                                             -------     -------    --------    --------    --------    --------   --------

   Net income(loss)......................       (171)      2,819          87       5,288       8,733       7,899     11,748
   Inducement deduction..................       --          --          --          (707)       --         --          --
                                             -------     -------    --------    --------    --------    --------   --------

   Net income (loss) available to common
     shareholders........................     $ (171)     $2,819        $ 87      $4,581      $8,733      $7,899    $11,748
                                             =======     =======    ========    ========    ========    ========   ========
   Basic income (loss) per commons share:
     Continuing operations...............     $(0.33)       $.12       $0.23       $0.22       $0.28       $0.25      $0.36
     Discontinued operations.............        .32        0.17       (0.17)       --          --         --          --
     Extraordinary item..................       --          --         (0.05)       --          --         --          --
     Inducement deduction................       --          --          --         (0.03)       --         --          --
                                             -------     -------    --------    --------    --------    --------   --------
                                             $(0.01)      $(0.29)      $0.01      $(0.19)      $0.28       $0.25      $0.36
                                             =======     =======    ========    ========    ========    ========   ========

   Diluted income (loss) per common share:
     Continuing operations...............    $(0.33)       $0.12       $0.22       $0.20       $0.26       $0.24      $0.34
     Discontinued operations.............       0.32        0.17       (0.16)       --          --          --          --
     Extraordinary item..................       --          --         (0.05)       --          --          --          --
     Inducement deduction................       --          --          --         (0.03)       --          --          --
                                             -------     -------    --------    --------    --------    --------   --------

                                             $(0.01)      $(0.29)      $0.01      $(0.17)      $0.26       $0.24      $0.34
                                             =======     =======    ========    ========    ========    ========   ========

   Balance Sheet Data:
     Working capital.....................    $10,499      $6,453     $13,142     $33,483     $36,302     $31,157    $45,714
     Total assets........................     49,742      85,811      91,191     158,551     173,467     163,987    190,799
     Long-term debt, net of current
       portion...........................     13,480      39,577      23,342       9,964       7,589       8,515      4,982
     Shareholders' equity................      8,884      12,096      13,065     120,710     131,373      77,061    151,282


                                       12





                                                                                                          Nine Months
                                                                                                             Ended
                                                             Year Ended December 31,                      September 30,
                                             ----------------------------------------------------       ----------------
                                             1993        1994        1995         1996       1997       1997        1998
                                             ----        ----        ----         ----       ----       ----        ----

Pro Forma Data:
Income (loss) reported from continuing
   operations before income taxes, as
   presented.............................    $(5,207)       $678      $3,001      $8,008     $14,026      $12,47    $18,683
Income tax provision (benefit)...........     (1,045)        (40)      1,312       3,357       5,975       5,132      7,405
                                             -------     -------    --------    --------    --------    --------   --------
Income (loss) from continuing operations ..  $(4,162)       $718      $1,689      $4,651      $8,051      $7,340    $11,278
                                             =======     =======    ========    ========    ========    ========   ========

Income (loss) from continuing operations per share:
    Basic................................      (0.36)       0.07        0.16        0.19        0.25        0.23       0.34
    Diluted..............................      (0.36)       0.07        0.16        0.18        0.24        0.23       0.33

                                 Use of Proceeds


         All net proceeds from the sale of MedQuist common stock will go to Mr. Jeffrey Krieger. Accordingly, MedQuist will not receive any proceeds from the sale of the shares by Mr. Krieger.



                               Selling Shareholder


         The following table provides certain information as of the date of this prospectus regarding Mr. Jeffrey Krieger's beneficial ownership of MedQuist common stock prior to and after the sale of the shares offered under this prospectus. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. All of the shares being offered by Mr. Krieger were acquired by him as a result of MedQuist's acquisition of Transcriptions Limited of Florida, Inc. Mr. Krieger is the former president and former sole shareholder of Transcriptions Limited of Florida, Inc. 80,000 of the 809,000 shares beneficially owned by Mr. Krieger prior to the offering are owned of record by MD Oppenheim, as escrow agent. After the offering, Mr. Krieger will own less than one percent of the outstanding MedQuist common stock.




                             # of Shares Owned            # of Shares Being         # of Shares Owned After
                           Prior to the Offering          Offered  for Sale            the Offering
                           ---------------------          -----------------         ------------------------
Jeffrey Krieger                   809,000                      800,000                     9,000


                              Plan of Distribution


         Mr. Krieger may offer his shares of MedQuist common stock at various times in one or more of the following transactions:

     o    on the Nasdaq National Market;

     o    in the over-the-counter market;

     o    in negotiated transactions;

     o    in connection with short sales of the MedQuist common stock;

     o by engaging in transactions using options to buy or sell shares of MedQuist common stock;

     o    in a combination of any of the above transactions.

         Mr. Krieger may sell his shares at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

         Mr. Krieger may use broker-dealers to sell his shares. If this happens, broker-dealers will either receive discounts or commissions from Mr. Krieger, or they will receive commissions from purchasers of shares for whom they acted as agents.

         Because Mr. Krieger may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, Mr. Krieger will be subject to the prospectus delivery requirements of the Securities Act. MedQuist has informed Mr. Krieger that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to his sales in the market.

         Upon MedQuist being notified by Mr. Krieger that any material arrangement has been entered into with a broker-dealer for the sale of shares of MedQuist common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act disclosing:

     o the name of each selling shareholder and of the participating broker-dealer(s);

     o    the number of shares involved;

     o    the price at which those shares were sold;

     o the commissions paid or discounts or concessions allowed to those broker-dealer(s), where applicable;

     o that those broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     o    other facts material to the transaction.

         In addition, upon MedQuist being notified by Mr. Krieger that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                  Legal Matters


         John M. Suender, MedQuist's Senior Vice President and General Counsel has given his opinion that the shares offered by Mr. Jeffrey Krieger are legally issued, fully paid and non-assessable. As of the date of this prospectus, Mr. Suender beneficially owns 47,320 shares of MedQuist's common stock.


                                     Experts


         The audited supplemental consolidated financial statements of MedQuist Inc. and Subsidiaries included in this prospectus and the audited consolidated financial statements of MedQuist Inc. and Subsidiaries incorporated by reference in this prospectus and elsewhere in this registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are included herein and incorporated by reference, respectively, in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

         The audited financial statements of The MRC Group, Inc. and Subsidiary and Medical Records Corp. incorporated by reference in this prospectus and elsewhere in this registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their reports with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.


         The combined restated financial statements of Medical Records Corp. and Affiliate, incorporated by reference in this prospectus and elsewhere in the Registration Statement of which this prospectus is a part, have been audited by Skoda, Minotti, Reeves & Co., independent public accounts, as indicated in their report with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
MEDQUIST INC. AND SUBSIDIARIES
Report of Independent Public Accountants .............................................   F-2
Supplemental Consolidated Balance Sheets, December 31, 1996 and 1997 .................   F-3
Supplemental Consolidated Statements of Operations for the  years ended December 31,
     1995, 1996 and 1997 .............................................................   F-4
Supplemental Consolidated Statements of Shareholders' Equity for the years ended
     December 31, 1995, 1996 and 1997 ................................................   F-5
Supplemental Consolidated Statements of Cash Flows for the years ended December 31,
     1995, 1996 and 1997 .............................................................   F-6
Notes to Supplemental Consolidated Financial Statements ..............................   F-7
Supplemental Consolidated Balance Sheets, December 31, 1997 and June 30, 1998
     (unaudited) .....................................................................   F-25
Supplemental Unaudited Consolidated Statements of Operations for the nine months ended
     September 30, 1997 and 1998 .....................................................   F-26
Supplemental Unaudited Consolidated Statements of Cash Flows for the nine months ended
     September 30, 1997 and 1998 .....................................................   F-27
Notes to Supplemental Unaudited Consolidated Financial Statements ....................   F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MedQuist Inc.:

We have audited the accompanying supplemental consolidated balance sheets of MedQuist Inc. (a New Jersey corporation) and Subsidiaries as of December 31, 1996 and 1997, and the related supplemental consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. The supplemental consolidated statements give retroactive effect to the Company's mergers with The MRC Group, Inc. on December 10, 1998 and Transcriptions Ltd. of Florida, Inc. on November 30, 1998, which have been accounted for as pooling-of-interests, as described in Note 1. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedQuist Inc. and its subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, after giving retroactive effect to the mergers with The MRC Group, Inc. on December 10, 1998 and Transcriptions Ltd. of Florida, Inc. on November 30, 1998 as described in Note 1, all in conformity with generally accepted accounting principles.

                                                Arthur Andersen LLP

Philadelphia, Pa.,
December 22, 1998

                         MEDQUIST INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                    December 31
                                                                               ---------------------
                                                                                 1996         1997
                                                                               --------     --------
                               ASSETS
Current assets:
   Cash and cash equivalents .............................................     $ 14,940     $ 14,489
   Short-term investments ................................................        3,002        4,003
   Accounts receivable, net of allowance of $1,032 and $1,298 ............       32,315       41,819
   Deferred income taxes .................................................        3,022        2,871
   Prepaid expenses and other ............................................          665          307
                                                                               --------     --------
                  Total current assets ...................................       53,944       63,489
Property and equipment, net ..............................................       21,298       25,442
Intangible assets, net ...................................................       79,531       82,382
Other ....................................................................        3,778        2,154
                                                                               --------     --------
                                                                               $158,551     $173,467
                                                                               ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt .....................................     $  4,391     $  6,792
   Accounts payable ......................................................        4,976        5,777
   Accrued payroll .......................................................        5,663        7,175
   Accrued expenses ......................................................        5,431        7,443
                                                                               --------     --------
                  Total current liabilities ..............................       20,461       27,187
                                                                               --------     --------
Long-term debt ...........................................................        9,964        7,589
Other long-term liabilities ..............................................        1,219        1,130
Deferred income taxes ....................................................        6,197        6,188
Commitments and contingencies (Note 10)
Shareholders' equity:
   Common stock, no par value, 60,000 shares authorized, 31,428 and 32,138
     shares issued and outstanding .......................................         --           --
   Additional paid-in capital ............................................      115,978      119,008
   Retained earnings .....................................................        4,732       12,365
                                                                               --------     --------
                  Total shareholders' equity .............................      120,710      131,373
                                                                               --------     --------
                                                                               $158,551     $173,467
                                                                               ========     ========


        The accompanying notes are an integral part of these statements.
                                       F-3

                         MEDQUIST INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)


                                                                         Year Ended December 31
                                                            -------------------------------------------
                                                               1995             1996             1997
                                                            ---------        ----------       ---------
Revenues ............................................       $ 109,657        $ 152,109        $ 216,158
Costs and expenses:
   Cost of revenues .................................          86,265          118,359          168,596
   Selling, general and administrative ..............           9,144           12,527           15,001
   Depreciation .....................................           5,752            7,372           10,339
   Amortization .....................................             896            3,150            5,652
   Restructuring charges ............................             347              644            2,075
                                                            ---------        ---------        ---------
                  Total operating expenses ..........         102,404          142,052          201,663
Operating income ....................................           7,253           10,057           14,495
Interest expense, net ...............................           4,252            2,049              469
                                                            ---------        ---------        ---------
Income from continuing operations before income taxes           3,001            8,008           14,026
Income tax provision ................................             640            2,720            5,293
                                                            ---------        ---------        ---------
Income from continuing operations ...................           2,361            5,288            8,733
Discontinued operations, net of income taxes:
     Income from operations .........................           1,451             --               --
     Loss on disposal ...............................          (3,180)            --               --
                                                            ---------        ---------        ---------
Income before extraordinary item ....................             632            5,288            8,733
Loss on early extinguishment of debt, net of
   income tax benefit ...............................            (545)            --               --
                                                            ---------        ---------        ---------
Net income ..........................................              87            5,288            8,733
Inducement of warrant exercise ......................            --               (707)            --
                                                            ---------        ---------        ---------
Net income available to common shareholders .........       $      87        $   4,581        $   8,733
                                                            =========        =========        =========

Basic income per common share (Note 1):
   Income from continuing operations ................       $    0.23        $    0.22        $    0.28
   Discontinued operations ..........................           (0.17)            --               --
   Extraordinary item ...............................           (0.05)            --               --
   Inducement of warrant exercise ...................            --              (0.03)            --
                                                            ---------        ---------        ---------
                                                            $    0.01        $    0.19        $    0.28
                                                            =========        =========        =========
Diluted income per common share (Note 1):
   Income from continuing operations ................       $    0.22        $    0.20        $    0.26
   Discontinued operations ..........................           (0.16)            --               --
   Extraordinary item ...............................           (0.05)            --               --
   Inducement of warrant exercise ...................            --              (0.03)            --
                                                            ---------        ---------        ---------
                                                            $    0.01        $    0.17        $    0.26
                                                            =========        =========        =========

        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)



                                                                Common Stock             Additional
                                                            --------------------          Paid-in        Retained
                                                            Shares        Amount          Capital        Earnings          Total
                                                            ------        ------         ----------      ---------       ---------
BALANCE, DECEMBER 31, 1994 ........................         10,419       $    --         $   9,860       $   2,490       $  12,350
   Net income .....................................           --              --              --                87              87
   Exercise of Common stock options,
     including tax benefit ........................            556            --             1,506            --             1,506
   Merger costs ...................................           --              --               (51)           --               (51)
   Distributions ..................................           --              --              --            (1,498)         (1,498)
   Issuance of Common stock in connection with
     business acquisition .........................             70            --               185            --               185
                                                         ---------       ---------       ---------       ---------       ---------

BALANCE, DECEMBER 31, 1995 ........................         11,045            --            11,500           1,079          12,579
   Net income .....................................           --              --              --             5,288           5,288
   Exercise of Common stock options,
     including tax benefit ........................             98            --               336            --               336
   Issuance of Common stock in connection with
     business acquisitions ........................          4,773            --            10,751            --            10,751
   Sale of Common stock, net of expenses ..........         12,532            --            86,707            --            86,707
   Distributions ..................................           --              --              --              (928)           (928)
   Exercise of warrants, including
     inducement charge ............................          3,016            --             6,980            (707)          6,273
   Purchase and retirement of Common stock, at cost
                                                               (36)           --              (296)           --              (296)
                                                         ---------       ---------       ---------       ---------       ---------

BALANCE, DECEMBER 31, 1996 ........................         31,428            --           115,978           4,732         120,710
   Net income .....................................           --              --              --             8,733           8,733
   Exercise of Common stock options,
     including tax benefit ........................            533            --             2,377            --             2,377
   Sale of Common stock, net of expenses ..........             33            --               251            --               251
   Distributions ..................................           --              --              --            (1,100)         (1,100)
   Purchase and retirement of Common stock, at cost
                                                               (82)           --              (676)           --              (676)
   Exercise of warrant, including
     tax benefit ..................................            226            --             1,078            --             1,078
                                                         ---------       ---------       ---------       ---------       ---------

BALANCE, DECEMBER 31, 1997 ........................         32,138       $    --         $ 119,008       $  12,365       $ 131,373
                                                         =========       =========       =========       =========       =========

        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              Year Ended December 31
                                                                    ----------------------------------------
                                                                       1995           1996           1997
                                                                     --------       --------       --------
OPERATING ACTIVITIES:
   Net income .................................................      $     87       $  4,581       $  8,733
   Adjustments to reconcile net income to net cash
     provided by operating activities-
       Depreciation and amortization ..........................         8,295         10,522         15,991
       Amortization of debt discounts .........................           131            704           --
       Loss on disposal of discontinued operations ............         4,286           --             --
       Loss on early extinguishment of debt ...................           545           --             --
       Deferred income tax provision (benefit) ................          (146)         1,813           (200)
       Loss (gain) on disposal of property ....................            (1)          --              223
       Changes in assets and liabilities, excluding
          effects of acquisitions and divestitures--
           Accounts receivable, net ...........................          (908)        (5,571)        (7,230)
           Prepaid expenses and other .........................           452          1,403            631
           Other assets .......................................           (26)           182           (362)
           Accounts payable ...................................           303         (1,983)           543
           Accrued payroll ....................................          (244)           773            817
           Accrued expenses ...................................          (123)        (1,605)         2,358
           Other long-term liabilities ........................           (91)           (79)           (87)
                                                                     --------       --------       --------
           Net cash provided by operating activities ..........        12,560         10,740         21,417
                                                                     --------       --------       --------
INVESTING ACTIVITIES:
   Purchases of property and equipment ........................        (7,065)        (6,509)       (13,716)
   Acquisitions, net of cash acquired .........................        (1,825)       (26,205)        (5,628)
   Proceeds from divestiture ..................................        16,723           --             --
   Sale (purchase) of investments .............................         2,400         (5,893)           973
                                                                     --------       --------       --------
           Net cash provided by (used in)investing activities..        10,233        (38,607)       (18,371)
                                                                     --------       --------       --------
FINANCING ACTIVITIES:
   Repayments of long-term debt and subordinated payable ......       (24,485)       (38,728)        (3,757)
   Proceeds from issuance of long-term debt ...................         5,000          7,057           --
   Borrowing under line of credit .............................           265             64           --
   Merger costs ...............................................           (51)          --             --
   Distributions ..............................................        (1,506)          (973)        (1,100)
   Proceeds from exercise of Common stock options .............           296            226          1,277
   Net proceeds from issuance of Common stock .................           796         68,714            251
   Purchase and retirement of Common stock, at cost ...........          --             (296)          (676)
   Deferred financing costs ...................................          (178)          --             --
   Proceeds from exercise of warrants .........................          --             --              508
                                                                     --------       --------       --------
           Net cash provided by (used in) financing activities        (19,863)        36,064         (3,497)
                                                                     --------       --------       --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..........         2,930          8,197           (451)
CASH AND CASH EQUIVALENTS, BEGINNING
   OF YEAR ....................................................         3,813          6,743         14,940
                                                                     --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF YEAR ........................      $  6,743       $ 14,940       $ 14,489
                                                                     ========       ========       ========

        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES

             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

MedQuist Inc. (the "Company" or "MedQuist") is a leading national provider of electronic transcription and document management services to the health care industry in the United States. MedQuist was incorporated in New Jersey in 1987 as a group of outpatient health care businesses affiliated with a nonprofit health care provider. In May 1994, Transcriptions, Ltd. was acquired (see Note
2). In November 1995, the Company discontinued its receivables management business. The operations and net assets of the receivables management business and the outpatient businesses, which together formed one business segment, have been accounted for as discontinued operations (see Note 3).

Basis of Presentation

On May 28, 1998, the Company consummated the acquisition of Digital Dictation, Inc. ("DDI"). The acquisition was accounted for using the pooling-of-interests method of accounting and the Company's historical financial statements were retroactively restated to reflect the combination with DDI. The restated financial statements were issued in Item 5 of the Company's June 30, 1998 quarterly report on Form 10-Q.

On August 18, 1998, the Company consummated the acquisition of Signal Transcription Network, Inc. ("Signal"). The acquisition was accounted for using the pooling-of-interests method of accounting and the Company's historical financial statements were retroactively restated to reflect the Combination with Signal. The restated financial statements were issued in Item 5 of the Company's September 30, 1998 quarterly report on Form 10-Q.

On November 30, 1998 and December 10, 1998, the Company consummated the acquisitions of Transcriptions Ltd. of Florida, Inc. ("TLF") and The MRC Group, Inc. ("MRC"), respectively, which will be accounted for using the pooling-of-interests method. Accounting Principles Board Opinion No. 16 precludes the restatement of financial statements for a pooling-of-interests transaction prior to the issuance of financial statements covering a period encompassed by the transaction. Accordingly, the accompanying consolidated financial statements set forth a supplemental presentation of the Company's financial statements, retroactively restated to reflect the combinations with TLF and MRC (see Note 11). The accompanying supplemental consolidated financial statements do not include the estimated transaction costs related to the TLF and MRC acquisitions of $9,500, and costs associated with known bonus and severance arrangements with former MRC employees of approximately $1,600, which will be charged to expense in the quarter ended December 31, 1998. In addition, the Company expects to record a restructuring charge in the quarter ended December 31, 1998 for certain costs associated with combining the companies, primarily severance and duplicate facility leases.

                         MEDQUIST INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Pro Forma Presentation for Signal and TLF Income Taxes

Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. Accordingly, no tax provision is included in the accompanying supplemental financial statements related to Signal and TLF's income. The following pro forma presentation sets forth the Company's supplemental income tax provision, income from continuing operations and income from continuing operations per share as if Signal and TLF had been taxed as "C" Corporations for all periods presented.


                                                                  YEAR ENDED DECEMBER 31
                                                            ---------------------------------
                                                             1995         1996          1997
                                                            -------      -------      -------
Income from continuing operations before income
  taxes, as reported .................................      $ 3,001      $ 8,008      $14,026
Pro forma income tax provision .......................        1,312        3,357        5,975
                                                            -------      -------      -------
Pro forma income from continuing operations ..........      $ 1,689      $ 4,651      $ 8,051
                                                            =======      =======      =======
Pro forma income per share from continuing operations:
     Basic ...........................................      $  0.16      $  0.19      $  0.25
     Diluted .........................................      $  0.16      $  0.18      $  0.24


Common Stock Splits

On September 9, 1997, the Company effected a three-for-two stock split for all shares of Common stock. Further, on June 15, 1998, the Company effected a two-for-one stock split for all shares of Common stock. All share data in the accompanying financial statements has been retroactively adjusted to reflect both stock splits.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and contingency disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fees for transcription-related services are based primarily on contracted rates, and revenue is recognized upon the rendering of services and delivery of records.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less, consisting primarily of cash on deposit with banks. At December 31, 1997, cash and cash equivalents included a restricted certificate of deposit of $1,339 which was used to repay a note payable in January 1998.
                                       F-8

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Investments

Investments held by the Company consist primarily of investments in high-quality, fixed-income bonds with varying maturities and rates. At December 31, 1996 and 1997, these investments totaled $5,975 and $4,003, respectively, and are included in short-term investments and long-term other assets in the accompanying supplemental consolidated balance sheets. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization have been provided using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for furniture, equipment and software, and the lease term for leasehold improvements. Repairs and maintenance costs are charged to expense as incurred. Additions and betterments are capitalized. Gains or losses on disposals are charged to operations. Certain internally developed software costs totaling $171, have been capitalized in 1997 in accordance with the AICPA's Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which was early adopted by DDI prior to its merger with the Company. These costs include $142 of salaries and fringe benefits for software developers and $29 of telecommunications and outside consultant costs. Such costs will be amortized, beginning in 1998, using the straight-line method over the estimated useful life of five years.

Intangible Assets

Intangible assets consist primarily of the excess of cost over the net asset value of acquired businesses, customer lists, non-compete agreements and employee bases. The excess of cost over the net asset value related to the May 1994 acquisition of Transcriptions, Ltd. (see Note 2) is being amortized over 40 years. The excess of cost over the net asset value related to other acquisitions is being amortized over 20-30 years. Customer lists and employee bases are being amortized over 10-20 years and five years, respectively. Non-compete agreements are amortized over their terms, ranging from 1.5 years to four years. Subsequent to its acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate that the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows in measuring whether the intangible asset should be written down to fair value. Measurement of the amount of the impairment will be based on appraisal, market value of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the assets. As of December 31, 1997, management believes that no revision to the remaining useful lives or write-down of intangible assets is required.

Preferred Stock Investment

During 1997, MRC invested $1,200 for an approximate 10% preferred stock equity interest in Articulate Systems, Inc. The investment has been accounted for under the cost method of accounting and is included in long-term other assets in the accompanying supplemental consolidated balance sheets.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

MRC Restructuring Charges

In 1995, MRC's board of directors approved a management plan to close certain client service centers (CSC's) in order to reduce costs and improve operating efficiencies. The cost of implementing the plan totaled approximately $347 and was primarily related to long-term non-cancelable leases. The charge was recognized in 1995 in accordance with the criteria set forth in EITF 94-3; Liability Recognition For Costs to Exit An Activity (Including Certain Costs Incurred In A Restructuring) and is reflected in the consolidated statement of operations as restructuring charges.

In 1996, MRC's board of directors approved a separate management plan to close and or merge several redundant CSC's as well as certain corporate offices in order to reduce costs and improve operating efficiencies. The plan was essentially completed during 1997 and included the cost of exiting certain facilities, primarily related to non-cancelable leases, and employee severance costs. Costs associated with the plan of approximately $644 have been recognized in 1996 in accordance with EITF 94-3 and are reflected in the supplemental consolidated statement of operations as restructuring charges.

In 1997, MRC's board of directors approved a separate management plan to close and/or merge several redundant CSC's in order to further reduce costs and improve operating efficiencies. The plan anticipated completion during 1998 and included the cost of exiting certain facilities, primarily related to non-cancelable leases and the disposition of fixed assets, and employee severance costs. Costs associated with the plan of approximately $2,075 have been recognized in 1997 in accordance with EITF 94-3 and are reflected in the supplemental consolidated statement of operations as restructuring charges. Included in this amount is approximately $705 for the disposal of assets and approximately $800 in severance and employee contract buy outs. The balance is primarily related to non-cancelable lease costs. The severance costs are attributable to eight individuals from various levels of operational and senior management.

As of December 31, 1996 and 1997, approximately $870 and $1,733 of these activities had not been completed and are included in accrued expenses in the supplemental consolidated balance sheets. All other costs have been paid or charged to the accrual.

Advertising Costs

The Company charges advertising costs to expense as incurred. Advertising expense was $191, $329 and $678 for the years ended December 31, 1995, 1996 and 1997, respectively.

Research and Development Costs

Research and development costs are expenses as incurred. There were no research and development costs in 1995. Total research and development costs were approximately $450 and $550 for the years ended December 31, 1996 and 1997, respectively.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Statements of Cash Flow Information

For the years ended December 31, 1995, 1996 and 1997, the Company paid interest of $3,841, $1,404 and $1,027, respectively, and income taxes of $521, $1,700 and $3,162, respectively. Capital lease obligations of $612, $191 and $174 were incurred on equipment leases entered into in 1995, 1996 and 1997, respectively. In 1996, $500 of debt was exchanged for shares of capital stock.

The following table displays the net noncash financing activities resulting from the Company's business acquisitions accounted for under the purchase method (see
Note 2):

                                                        YEAR ENDED DECEMBER 31
                                                     ----------------------------
                                                   1995           1996           1997
                                                 --------       --------       --------
Noncash net assets acquired ...............      $ 24,724       $ 35,724       $  8,965
Less- Seller notes and payables ...........       (22,714)        (3,318)        (3,337)
Common stock issued .......................          (185)        (6,201)          --
                                                 --------       --------       --------

    Net cash paid for business acquisitions      $  1,825       $ 26,205       $  5,628
                                                 ========       ========       ========


Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income Per Common Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement establishes new standards for computing and presenting earnings per share and requires the restatement of prior year amounts. The Company adopted SFAS No. 128 effective December 31, 1997.

Basic income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period. Diluted income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period, adjusted for the dilutive effect of Common stock equivalents, which consist of stock options, using the treasury stock method.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted income per share computations for income from continuing operations:



                                                               YEAR ENDED DECEMBER 31
                    ----------------------------------------------------------------------------------------------------------
                                    1995                                1996                               1997
                    ---------------------------------     --------------------------------   ---------------------------------
                                                PER                                  PER                                 PER
                                               SHARE                                SHARE                               SHARE
                       INCOME      SHARES      AMOUNT      INCOME      SHARES       AMOUNT    INCOME      SHARES        AMOUNT
                       ------      ------      ------      ------      ------       ------    ------      ------        ------
Basic income from
continuing
operations ......      $2,361      10,289      $ 0.23      $5,288      24,138       $ 0.22    $8,733      31,726       $ 0.28
Effect of
dilutive
securities ......        --           552       (0.01)        --        1,906        (0.02)     --         1,632        (0.02)
                       ------      ------       -----      ------      ------       ------    ------      ------       ------


Diluted income
from continuing
operations ......      $2,361      10,841      $ 0.22      $5,288      26,044      $  0.20    $8,733      33,358       $ 0.26
                       ======      ======       =====      ======      ======      =======    ======      ======       ======


For the years ended December 31, 1995, 1996 and 1997, 645, 1,288 and 1,961
Common stock options and warrants were excluded from the diluted computation because their effect would be anti-dilutive.

New Accounting Pronouncement

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 will have no effect on the Company's financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. ACQUISITIONS

Effective May 1, 1994, the Company purchased substantially all of the assets of Transcriptions, Ltd. and affiliates ("Transcriptions"), as well as assumed certain liabilities, as defined, for $16,930 in cash, including acquisition costs of $322, plus the payment of Transcriptions' interest bearing debt of $5,816, plus a deferred purchase price based on future operating results. Effective December 29, 1995, and in connection with the sale of the receivables management division (see Note 3), the Company fixed the deferred purchase price by agreeing to pay the former owners of Transcriptions $18,375 in cash and issue 2,584 shares of Common stock (valued at $4,550 for financial reporting purposes) on August 31, 1996.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

2. ACQUISITIONS -- (CONTINUED)

The total purchase price for the Transcriptions acquisition was $44,797. The acquisition has been accounted for using the purchase method with the purchase price allocated to the fair value of the acquired assets and liabilities.

In July 1996, MRC acquired all of the outstanding capital stock of Medical Records Corp. The former shareholders of Medical Records Corp. received total consideration of approximately $27,000, consisting of cash, notes and shares of Common stock. The acquisition was accounted for as a purchase, and the results of Medical Records Corp. are included in the accompanying supplemental consolidated financial statements from the date of the acquisition. In connection with the acquisition, MRC assumed certain acquisition-related liabilities from Medical Records Corp. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. The allocation resulted in goodwill and other intangible assets of approximately $33,015, which are being amortized over lives of 1.5 to 30 years.

The following unaudited pro forma summary presents the results of operations of the Company as if the payment of the Transcriptions deferred purchase price, which causes additional amortization and interest expense, and the Medical Records Corp. acquisition had occurred on January 1, 1995.

                                                      YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                       1995           1996
                                                       ----           ----
Revenues .....................................      $ 152,259       $ 179,683
Income (loss) from continuing operations .....         (4,053)            726
Basic and diluted income (loss) per share from
     continuing operations ...................           (.39)            .03

From 1995 through 1997, the Company completed several smaller acquisitions accounted for using the purchase method. Pro forma information is not presented as these acquisitions are not material to the Company.

Certain of the acquisitions provide for additional consideration to be paid if net future billings to defined customers exceed specified contractual levels. These provisions expire in 2000 and 2001, and are generally payable on a quarterly basis. When the contingency is resolved and additional consideration is due, the Company accounts for the payment as additional purchase price and amortizes the additional amount paid over the remaining life of the asset.

In 1998, the Company completed certain acquisitions accounted for under the pooling-of-interests method (see Note 11).

3. DISCONTINUED OPERATIONS

In December 1995, the Company sold its receivables management business for total consideration of $17,330. The accompanying financial statements reflect the receivables management business as discontinued operations. For the year ended December 31, 1995, the discontinued operation generated revenue of $18,767 and net income of $1,451. The 1995 divestiture generated an after-tax loss of $3,180, which includes net income of $113 related to operations from the November 14, 1995 measurement date through the December 29, 1995 disposal date.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

4. PROPERTY AND EQUIPMENT

                                                            DECEMBER 31
                                                     -----------------------
                                                       1996           1997
                                                       ----           ----

Furniture, equipment and software .............      $ 37,098       $ 46,608
Leasehold improvements ........................           911          1,341
                                                     --------       --------
                                                       38,009         47,949
Less- Accumulated depreciation and amortization       (16,711)       (22,507)
                                                     --------       --------

                                                     $ 21,298       $ 25,442
                                                     ========       ========

In 1995, MRC evaluated the remaining estimated useful lives of certain equipment, including dictation equipment and related software. As a result, the remaining lives of these assets were shortened, which resulted in an increase in depreciation expense of $741 in 1995.

5. INTANGIBLE ASSETS

                                                   DECEMBER 31
                                             ----------------------
                                               1996           1997
                                            --------       --------

Excess of cost over net asset value of
  acquired businesses ................      $ 62,940       $ 64,600
Customer lists .......................        14,880         21,552
Non-compete agreements ...............         3,305          3,405
Employee base ........................         2,439          2,514
Other ................................           122            137
                                            --------       --------
                                              83,686         92,208
Less- Accumulated amortization .......        (4,155)        (9,826)
                                            --------       --------

                                            $ 79,531       $ 82,382
                                            ========       ========

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

6. LONG-TERM DEBT

                                                                            DECEMBER 31
                                                                      -----------------------
                                                                        1996           1997
                                                                      --------       --------

Line of credit .................................................      $    329       $    132
Note payable to bank ...........................................         6,650          5,250
Note payable to former shareholders' of
    Medical Records Corp. ......................................         2,000          2,000
Subordinated convertible 6% promissory note, due September 2003,
    converted in January 1998 ..................................         1,288          1,288
Promissory notes, repaid in January 1998 .......................           979          3,797
Capital lease obligations ......................................         2,910          1,786
Other ..........................................................           199            128
                                                                      --------       --------
                                                                        14,355         14,381
Less- current portion ..........................................        (4,391)        (6,792)
                                                                      --------       --------

                                                                      $  9,964       $  7,589
                                                                      ========       ========


On April 23, 1997, the Company amended its credit facility to provide for a $10 million unsecured senior revolving line of credit through April 23, 2000. The revolver bears interest at resetting rates selected by the Company from various alternatives. The interest rate alternatives are either (i) the greater of (x) prime rate, (y) the federal funds rate plus 0.5% (z) the bank's certificate of deposit rate plus 1%, or (ii) LIBOR plus 0.75%. The credit facility also allows for the Company to finance up to 100% of any acquisitions of companies that are in the business of providing transcriptions-related services. The financing of these acquisitions may be carved out of the revolver and amortized over 20 consecutive quarters. Each acquisition term loan that is created would permanently reduce the remaining borrowings under the revolver.

In addition to acquisitions, the revolver can be used for working capital and general corporate purposes. To the extent any amounts under the revolver are repaid, other than acquisition term loans, the Company may reborrow such amounts. The credit facility requires the Company to maintain certain financial and non-financial covenants, including limitations on capital expenditures and dividends.

For the year ended December 31, 1997, the Company did not incur any interest expense on the revolving credit facility as there were no borrowings on this credit facility during the year. For the years ended December 31, 1995 and 1996, the Company incurred interest expense of $498 and $49 on the revolving credit facility, at a weighted average interest rate of 8.96% and 9.78%. The highest outstanding borrowings under the revolver during 1995 and 1996 were $7,332 and $2,534, respectively.

In connection with the acquisition of Medical Records Corp., MRC entered into a note agreement with a bank. The note was for $7,000 with an interest rate of LIBOR plus 1.65%, which totals approximately 7.3% at December 31, 1997. The note is secured by substantially all of MRC's assets. The agreement requires the payment of interest quarterly along with equal monthly principal payments of $117 through September 2001. The note requires the maintenance of certain financial covenants, including a minimum net income covenant.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

6. LONG-TERM DEBT -- (CONTINUED)

In connection with the acquisition of Medical Records Corp., MRC issued seven year, 8% unsecured notes to former shareholders of Medical Records Corp. for $2,000. The notes require the payment of interest quarterly, with annual principal payments of $500 beginning in July 2000.

In December 1995, MedQuist restructured its prior credit facility. In connection with the restructuring, the Company charged to expense, as an extraordinary item, the related deferred financing costs of $826, increasing the 1995 net loss by $545.

In January 1998, the subordinated convertible 6% promissory note was converted into 172 shares of Common stock at a conversion price of $7.48 per share.

Long-term debt maturities as of December 31, 1997, are as follows:

             1998 .................................    $    6,792
             1999 .................................         1,736
             2000 .................................         1,972
             2001 .................................         1,585
             2002 .................................           508
             2003 and thereafter ..................         1,788
                                                       ----------
                                                       $   14,381
                                                       ==========

7. SHAREHOLDERS' EQUITY

On September 9, 1997, the Company effected a three-for-two stock split for all shares of Common stock. Further, on June 15, 1998, the Company effected a two-for-one stock split for all shares of Common stock.

In May 1996, MedQuist consummated a secondary public offering of its Common stock, selling 6,600 shares at a price of $5.67 per share. In June 1996, the underwriters exercised their overallotment option for an additional 922 shares. After deducting the underwriters' discount and offering expenses, the net proceeds to the Company were $39,442.

In connection with the 1992 issuance of a senior subordinated note, the Company sold to the holder for $1,100 warrants to purchase 1,732 shares of Class A and 1,068 shares of Class B Preferred Stock at an exercise price of $2.50 per share. Each share of Class A and Class B Preferred Stock was convertible into one share of Common stock. During 1994, the holder was issued additional warrants and all warrant exercise prices were reset at $2.43, in accordance with the antidilution provisions of the original warrant agreement. Simultaneous with the closing of the secondary stock offering, the Company and the holder agreed that the holder would exercise the warrants by tendering the $7,000 principal amount of the senior subordinated notes and simultaneously converting the shares of Preferred stock received upon such exercise into 2,888 shares of Common stock. As an inducement for the holder to exercise the warrants and convert the Preferred stock, the Company issued the holder 128 additional shares of Common stock. This inducement, valued at $707 or $0.04 per diluted share, has been recorded as a deduction from the net income available to common shareholders in 1996.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

7. SHAREHOLDERS' EQUITY

In connection with the Company's May 1994 credit agreement, the Company issued the agent bank warrants to purchase 226 shares of Common stock at an exercise price of $2.25 per share. These warrants were exercised on June 12, 1997 by the agent bank for proceeds to the Company of $508.

In connection with the sale of equity securities to certain investors in 1992 and 1993, warrants to purchase Common stock were issued by MRC to these investors. The warrants were fully vested and exercisable at the date of issuance and have terms which permit conversion into Common stock at specified prices during periods ranging from four to five years. The fair value of the warrants at the date of grant was de minimis and therefore no compensation expense has been recorded in the accompanying financial statements. At December 31, 1996 and 1997, warrants to purchase 194 shares at a weighted average exercise price of $12.69 were outstanding. All of the warrants outstanding at December 31, 1997 are exercisable. The warrants were exercised in 1998.

8. STOCK OPTION PLANS

MedQuist has three stock option plans that provide for the granting of options to purchase an aggregate of 5,860 shares of Common stock to eligible employees (including officers) and nonemployee directors of the Company. Options granted may be at fair market value of the Common stock or at a price determined by a committee of the Company's board of directors. The stock options vest and are exercisable over periods determined by the committee.

Information with respect to MedQuist's options is as follows:


                                                    OPTION PRICE    AGGREGATE
                                       SHARES        PER SHARE      PROCEEDS
                                       ------      -------------    --------
Outstanding, December 31, 1994         1,500       $0.67 -$ 2.25    $  2,510
   Granted ...................           918        2.42 -  3.17       2,594
   Exercised .................          (520)       0.67 -  2.42        (796)
   Canceled ..................          (136)       0.67 -  2.25        (259)
                                       ------      -------------    --------

Outstanding, December 31, 1995         1,762        0.67 -  3.17       4,049
   Granted ...................           961        2.80 -  6.94       4,509
   Exercised .................           (98)       1.14 -  5.13        (226)
   Canceled ..................           (90)               3.17        (285)
                                       ------      -------------    --------

Outstanding, December 31, 1996         2,535        1.14 -  6.94       8,047
   Granted ...................           918        5.21 - 16.52      10,988
   Exercised .................          (533)       1.14 - 10.41      (1,277)
   Canceled ..................           (94)       4.37 - 16.52        (481)
                                       ------      -------------    --------

Outstanding, December 31, 1997         2,826       $1.14 -$16.52    $ 17,277
                                       =====                        ========

At December 31, 1997, there were 1,255 exercisable options at an aggregate exercise price of $3,664 and 624 additional options available for grant under the plans.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

8. STOCK OPTION PLANS -- (CONTINUED)

The options outstanding and exercisable by exercise price at December 31, 1997 are as follows:



                                               WEIGHTED
                                                AVERAGE       WEIGHTED                       WEIGHTED
                                               REMAINING      AVERAGE                        AVERAGE
       EXERCISE                NUMBER         CONTRACTUAL     EXERCISE        NUMBER         EXERCISE
       PRICES                OUSTANDING          LIFE          PRICE        EXERCISABLE       PRICE
   ----------------          ----------       -----------     --------      -----------      ---------
   $ 1.14 - $  3.83             1,365            6.15          $  2.40          1,135          $ 2.33
     5.13 -   11.31               894            8.72             6.54             90            6.68
    13.82 -   16.52               567            9.96            14.41             30           13.81
                               ------           -----          -------          -----          ------
                                2,826            7.73          $  6.11          1,255          $ 2.92
                               ======           =====          =======          =====          ======


MRC has reserved 1,291 shares of Common stock for issuance under its Amended and Restated 1992 Employee Stock Option Plan (the "Plan"). The options have been granted at amounts equal to or in excess of the fair market value of MRC's Common stock as determined by the board of directors. The options vest over periods ranging from the date of grant to five years as determined by the board of directors at the date of grant. As of December 31, 1997, the Company had 774 shares outstanding under the Plan and 480 shares available for grant.

The board of directors also has issued options in addition to those issued under the Plan. The number of shares that may be granted under this arrangement has not been limited. These options have been granted at amounts equal to or in excess of fair market value of MRC's Common stock as determined by the board of directors. The options vest over periods ranging from the date of grant to ten years as determined by the board of directors at the date of grant. As of December 31, 1997, the board of directors had granted 647 shares under this arrangement.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

8. STOCK OPTION PLANS -- (CONTINUED)

Information with respect to MRC's options is as follows:

                                                                                               WEIGHTED
                                                                                                AVERAGE
                                                                      OPTION PRICE             EXERCISE
                                                    SHARES             PER SHARE                PRICE
                                                    ------            ------------             --------
Outstanding, December 31, 1994                         653         $  8.19 - $13.56          $     12.76
   Granted ................................            659            8.19 -  12.45                 8.70
   Forfeited/canceled .....................           (631)          12.45 -  13.56                12.47
   Exercised  .............................            (36)               8.19                      8.19
                                                    -------        ----------------           ----------

Outstanding, December 31, 1995 ............            645            8.19 -  12.45                 8.64
   Granted ................................            709            8.31 -  10.48                10.09
   Forfeited/canceled .....................            (66)           8.31 -  12.45                 8.44
                                                    -------        ----------------           ----------

Outstanding, December 31, 1996 ............          1,288            8.19 -  12.45                 9.45
   Granted ................................            232                    10.48                10.48
   Forfeited/canceled .....................            (99)           8.31 -  12.45                 9.59
                                                    -------        ----------------           -----------

Outstanding, December 31, 1997 ............          1,421         $  8.19 - $12.45           $     9.37
                                                    ======         =================          ==========

Options exercisable at December 31, 1997 ..            741         $  8.19 - $12.45           $     9.10
                                                    ======         ================           ==========


The weighted average grant date fair value of MRC options granted during 1995, 1996 and 1997 was $8.70, $10.09 and $10.48, respectively. The weighted average remaining contractual life of the MRC stock options outstanding at December 31, 1997 was 8.05 years.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock option plans. Had compensation cost for the Company's Common stock options been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) available to common shareholders would have been the following pro forma amounts:


                                                 YEAR ENDED DECEMBER 31
                                          -----------------------------------
                                           1995         1996           1997
                                          ------      --------       --------
Net income (loss):
   As reported .....................      $   87     $   4,581       $  8,733
   Pro Forma .......................        (758)       (1,893)        (6,656)
Basic net income (loss) per share:
   As reported .....................         .01           .19            .28
   Pro forma .......................        (.07)         (.08)          (.21)
Diluted net income (loss) per share:
   As reported .....................         .01           .17            .26
   Pro forma .......................        (.07)         (.08)          (.21)

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

8. STOCK OPTION PLANS -- (CONTINUED)

The fair value of the options granted is estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%, volatility of 50.0%-55.0%, risk-free interest rates of 5.3% to 8.0%, and expected lives of five to ten years. The above pro forma amounts may not be indicative of future amounts because option grants prior to January 1, 1995 have not been included and because future option grants are expected.

9. INCOME TAXES

The income tax provision consists of the following:


                                            YEAR ENDED DECEMBER 31
                                   -------------------------------------
                                    1995           1996            1997
                                   -------        -------        -------

Current:
    State and local.......         $   181        $    79        $ 1,176
    Federal ..............             161          1,536          4,317
                                   -------        -------        -------
                                       342          1,615          5,493
Deferred .................            (146)         1,105           (200)
                                   -------        -------        -------
                                   $   196        $ 2,720        $ 5,293
                                   =======        =======        =======

                                           YEAR ENDED DECEMBER 31
                                  --------------------------------------
                                    1995           1996           1997
                                  -------         -------        -------

Continuing operations ....         $   640        $ 2,720        $ 5,293
Discontinued operations:
    Income from operations             796           --             --
    Loss on disposal .....            (959)          --             --
Extraordinary item .......            (281)          --             --
                                   -------        -------        -------
                                   $   196        $ 2,720        $ 5,293
                                   =======        =======        =======

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

9. INCOME TAXES -- (CONTINUED)

A reconciliation of the statutory federal income tax rate to the effective continuing operations income tax rate is as follows:


                                                             YEAR ENDED DECEMBER 31
                                                        ---------------------------------
                                                        1995           1996          1997
                                                        ----           ----          ----

Statutory federal income tax rate ..................     34.0 %        34.0 %        35.0 %
State income taxes, net of federal benefit .........      6.5 %         3.0 %         3.0 %
Impact of Signal and TLF "S" Corporation status ....    (22.2)%        (8.0)%        (4.9)%
Other ..............................................      3.0 %         5.0 %         4.6 %
                                                         ----          ----          ----
                                                         21.3 %        34.0 %        37.7 %
                                                         ====          ====          ====


Signal and TLF were taxed as an "S" Corporation prior to their mergers with MedQuist. Accordingly, the former Signal and TLF shareholders were taxed individually on their companies' taxable income. Therefore, no tax provision is included in the accompanying supplemental financial statements related to Signal and TLF's net income (see Note 1).

The tax effected temporary differences that give rise to deferred income taxes are as follows:

                                            DECEMBER 31
                                      --------------------
                                      1996            1997
                                     -------         -------
Deferred tax asset:
  Restructuring accruals ....        $   119         $   602
  Carryforwards .............          2,005             338
  Accruals and reserves .....          1,570           2,237
                                     -------         -------

                                     $ 3,694         $ 3,177
                                     =======         =======
Deferred tax liability:
  Accumulated depreciation ...       $(1,522)        $(1,475)
  Accumulated amortization ...        (3,970)         (3,518)
  Deferred compensation ......           224             210
  Other ......................        (1,601)         (1,711)
                                     -------         -------
                                     $(6,869)        $(6,494)
                                     ========        =======

MRC has a net operating loss carryforward of approximately $441 at December 31, 1997 that expires through 2011. MRC also has alternative minimum tax credit carryforwards of $162 at December 31, 1997. It is expected that these carryforwards will be utilized in 1998 prior to MRC's merger with MedQuist.

At December 31, 1997, the tax bases of Signal's net assets approximated their reported amount for financial statement purposes. However, Signal and the Company have elected to treat their merger as an asset purchase for income tax purposes. Accordingly, the Company recorded a deferred tax asset and an increase in additional paid-in capital of approximately $4,600 in the quarter ended September 30, 1998, which represents the tax effect of goodwill that will be recorded for income tax purposes.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

10. COMMITMENTS AND CONTINGENCIES

Rent expense for operating leases was $2,433, $5,053 and $4,599 for the years ended December 31, 1995, 1996 and 1997, respectively. Minimum annual rental commitments for noncancelable operating leases having terms in excess of one year as of December 31, 1997, are as follows:


            1998 ..........................           $  4,921
            1999 ..........................              3,899
            2000 ..........................              2,733
            2001 ..........................              1,588
            2002 ..........................                682
            2003 and thereafter ...........                230
                                                      --------
                                                      $ 14,053

The Company has an employment agreement, as amended, with a former Chief Executive Officer who is currently a director of the Company. The agreement entitles this individual to receive retirement benefits of $75 per year for life plus certain other benefits, as defined. Included in other long-term liabilities is $631 and $544 at December 31, 1996 and 1997, respectively, related to these retirement benefits. The employment agreement also requires the Company to loan the former Chief Executive Officer's estate the necessary funds to exercise any options owned by the individual at the time of his death.

The Company has a severance plan for certain executive officers that provides for one-time payments in the event of a change in control, as defined. No liabilities are currently required to be recorded with respect to this plan.

In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial position or results of operations.

11. ACQUISITIONS SUBSEQUENT TO DECEMBER 31, 1997

On May 28, 1998, the Company completed the acquisition of approximately 94% of the outstanding capital stock of DDI and on July 31, 1998 acquired the remaining shares. The Company issued 912 shares in exchange for all DDI shares. The acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, the Company's historical financial statements were retroactively restated to reflect the combination with DDI.

On August 18, 1998, the Company completed the acquisition of Signal, which was accounted for using the pooling-of-interests method. The Company issued 619 shares of its Common stock and approximately $1,500 in cash in exchange for all Signal capital stock. The Company's historical financial statements have been restated to reflect the combination with Signal. Signal and the Company have elected to treat their merger as an asset purchase for income tax purposes. The Company recorded a deferred tax asset of approximately $4,600 that was credited directly to shareholders' equity in the quarter ended September 30, 1998 to reflect the tax effect of goodwill that will be recorded for tax purposes (see
Note 9).

On November 30, 1998, the Company completed the acquisition of TLF, which will be accounted for using the pooling-of-interests method. The Company issued 800 shares of its Common stock for all TLF capital stock.

                         MEDQUIST INC. AND SUBSIDIARIES
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

11. ACQUISITIONS SUBSEQUENT TO DECEMBER 31, 1997 -- (CONTINUED)

Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the combination with TLF.

On September 18, 1998 the Company signed a definitive merger agreement with MRC and on December 10, 1998, the merger was consummated. Pursuant to the agreement, the Company exchanged each share of MRC Common stock and each share of MRC Preferred stock on an as-converted basis for 0.5163 shares of its Common stock. In total, the Company issued 8,662 shares of its Common stock to the former MRC shareholders and options to purchase an aggregate of 1,543 shares to the former MRC option holders. The MRC merger will be accounted for as a poling-of-interests. Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the merger with MRC.

Revenue and net income as previously reported for the years ended December 31, 1995, 1996 and 1997, and as restated for the pooling of interests transactions is as follows:

                                                     YEAR ENDED
                                                 DECEMBER 31, 1997
                                             -------------------------
                                             REVENUES       NET INCOME
                                             --------       ----------
MedQuist, as previously reported .....       $ 84,590        $  7,631
DDI ..................................         10,026             616
Signal ...............................          9,294           1,100
TLF ..................................          4,131             712
MRC ..................................        108,117          (1,326)
                                             --------        --------
Restated .............................       $216,158        $  8,733
                                             ========        ========
                                                     YEAR ENDED
                                                 DECEMBER 31, 1996
                                             -------------------------
                                             REVENUES       NET INCOME
                                             --------       ----------
MedQuist, as previously reported .....        $ 61,480        $  3,477
DDI ..................................           6,937             440
Signal ...............................           8,058             842
TLF ..................................           3,934             882
MRC ..................................          71,700          (1,060)
                                              --------        --------
Restated .............................        $152,109        $  4,581
                                              ========        ========
                                                     YEAR ENDED
                                                 DECEMBER 31, 1995
                                             -------------------------
                                             REVENUES       NET INCOME
                                             --------       ----------
MedQuist, as previously reported .....        $ 45,127        $ (1,667)
DDI ..................................           5,058             104
Signal ...............................           7,120           1,135
TLF ..................................           3,172             642
MRC ..................................          49,180            (127)
                                              --------        --------
Restated .............................        $109,657        $     87
                                              ========        ========

                         MEDQUIST INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

11. ACQUISITIONS SUBSEQUENT TO DECEMBER 31, 1997 -- (CONTINUED)

Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. The above net income (loss) amounts do not include a "C" Corporation income tax provision for Signal and TLF of approximately $672, $637 and $682 for the years ended December 31, 1995, 1996 and 1997, respectively.


12. QUARTERLY SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)

Year Ended December 31, 1997:


                                                       Three Months Ended
                                        --------------------------------------------------
                                        March 31     June 30     September 30  December 31
                                        --------     -------     ------------  -----------
Revenues .........................      $49,914      $52,999       $55,269       $57,976
Income before income taxes .......        3,283        4,557         4,632         1,554
Net income .......................        2,058        2,931         2,910           834
Basic net income per share .......         0.07         0.10          0.10          0.02
Diluted net income per share .....         0.06         0.09          0.09          0.02

                         MEDQUIST INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                             December 31,     September 30,
                                                                                1997             1998
                                                                             ------------     -------------
                                                                                               (unaudited)
                               ASSETS
Current assets:
   Cash and cash equivalents .............................................    $ 14,489          $ 25,207
   Accounts receivable, net of allowance of $1,298 and $1,821 ............      41,819            47,494
   Prepaid expenses and other current assets .............................       7,181             3,666
                                                                              --------          --------
                  Total current assets ...................................      63,489            76,367
Property and equipment, net ..............................................      25,442            27,184
Other assets .............................................................       2,154             4,132
Intangible assets, net ...................................................      82,382            83,116
                                                                              --------          --------
                                                                              $173,467          $190,799

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
   Current portion of long-term debt .....................................    $  6,792          $  2,038
   Accounts payable ......................................................       5,777             4,879
   Accrued expenses ......................................................      14,618            23,736
                                                                              --------          --------
                  Total current liabilities ..............................      27,187            30,653
Long-term debt ...........................................................       7,589             4,982
Other liabilities ........................................................       1,130               751
Deferred income taxes ....................................................       6,188             3,131
Commitments and contingencies (Note 10)
Shareholders' equity:
   Common stock, no par value, 60,000 shares authorized, 32,138 and 33,123
     shares issued and outstanding .......................................        --                --
   Additional paid-in capital ............................................     119,008           127,930
   Retained earnings .....................................................      12,365            22,767
   Unrealized gain on marketable securities ..............................        --                 585
                                                                              --------          --------
                  Total shareholders' equity .............................     131,373           151,282
                                                                              --------          --------
                                                                              $173,467          $190,799
                                                                              ========          ========


        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES

         SUPPLEMENTAL (UNAUDITED) CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per-share amounts)


                                                 Nine Months Ended September 30,
                                                 -------------------------------
                                                    1997               1998
                                                    ----               ----
Revenues .................................        $ 158,182         $ 199,790
Costs and expenses:
   Cost of revenues ......................          123,112           154,041
   Selling, general and administrative ...           10,692            12,831
   Depreciation ..........................            7,454             9,470
   Amortization ..........................            4,090             2,794
   Transaction costs .....................             --               2,182
                                                  ---------         ---------
                  Total operating expenses          145,348           181,318
Operating income .........................           12,834            18,472
Interest income (expense), net ...........             (362)              211
                                                  ---------         ---------
Income before income taxes ...............           12,472            18,683
Income tax provision .....................            4,573             6,935
                                                  ---------         ---------
Net income ...............................        $   7,899         $  11,748
                                                  =========         =========

Basic net income per share ...............        $    0.25         $    0.36
                                                  =========         =========

Diluted net income per share .............        $    0.24         $    0.34
                                                  =========         =========

Pro forma amounts (Note 3):

   Income before income taxes, as reported        $  12,472         $  18,683

   Income tax provision ..................            5,132             7,405
                                                  ---------         ---------

   Net income ............................        $   7,340         $  11,278
                                                  =========         =========

   Basic net income per share ............        $    0.23         $    0.34
                                                  =========         =========

   Diluted income per share ..............        $    0.23         $    0.33
                                                  =========         =========


        The accompanying notes are an integral part of these statements.

                         MEDQUIST INC. AND SUBSIDIARIES
         SUPPLEMENTAL (UNAUDITED) CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    Nine Months Ended September 30,
                                                                                    -------------------------------
                                                                                        1997             1998
                                                                                      --------         --------
OPERATING ACTIVITIES:
   Net income (loss) .........................................................        $  7,899         $ 11,748
   Adjustments to reconcile net income (loss) to net cash
   provided by operating activities-
       Compensation expense for stock options ................................             --               404
       Deferred tax provision ................................................             388             (270)
       Loss on disposal of property ..........................................              90                1
       Depreciation and amortization .........................................          11,544           12,264
       Changes in assets and liabilities, excluding
          effects of acquisitions and divestitures--
           Accounts receivable, net ..........................................          (4,873)          (5,362)
           Prepaid expenses and other current assets .........................              78             (824)
           Other assets ......................................................               8             (110)
           Accounts payable ..................................................             435             (898)
           Accrued payroll ...................................................           1,807            2,533
           Accrued expenses ..................................................           1,121            6,689
           Other long-term liabilities .......................................             (69)             (68)
                                                                                      --------         --------
                  Net cash provided by operating activities ..................          18,428           26,107
                                                                                      --------         --------
INVESTING ACTIVITIES:
   Purchases of property and equipment .......................................         (10,397)         (11,203)
   Acquisitions, net of cash acquired ........................................          (5,153)          (5,804)
   Purchases of investments ..................................................           1,202            4,610
                                                                                      --------         --------
             Net cash used in investing activities ...........................         (14,348)         (12,397)
                                                                                      --------         --------
FINANCING ACTIVITIES:
   Net borrowings on revolving line of credit ................................            (329)              60
   Repayments of long-term debt ..............................................          (2,114)          (5,287)
   Repayments of obligations under capital leases ............................            (229)            (380)
   Net proceeds from issuance of Common stock ................................           1,485             --
   Proceeds from exercise of Common stock options ............................            --              1,668
   Distributions .............................................................            (860)          (1,014)
   Repurchase and retirement of Common stock .................................            (467)            --
   Proceeds from the exercise of warrants ....................................            --              1,961
                                                                                      --------         --------
           Net cash used in financing activities .............................          (2,514)          (2,992)
                                                                                      --------         --------
NET INCREASE IN CASH AND CASH EQUIVALENTS ....................................           1,566           10,718
CASH AND CASH EQUIVALENTS, BEGINNINGOF PERIOD ................................          14,940           14,489
                                                                                      --------         --------
CASH AND CASH EQUIVALENTS, END OF PERIOD .....................................        $ 16,506         $ 25,207
                                                                                      ========         ========

Supplemental disclosure of cash flow information:
  Cash paid during period for:
   Interest ..................................................................        $    792         $    467
                                                                                      ========         ========
   Income taxes ..............................................................        $  2,059         $  5,006
                                                                                      ========         ========


         The accompanying notes are an integral part of these statements

                         MEDQUIST INC. AND SUBSIDIARIES
        NOTES TO SUPPLEMENTAL UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

NOTE 1. BASIS OF PRESENTATION

The information set forth in these statements is unaudited. The information reflects all adjustments, consisting of normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. Results of operations for the period ended September 30, 1998 are not necessarily indicative of the results of operations for the full year. Certain information in footnote disclosures normally included in financial statements have been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

On November 30, 1998 and December 10, 1998, the Company consummated the acquisitions of Transcriptions Ltd. of Florida, Inc. ("TLF") and The MRC Group, Inc. ("MRC"), respectively, which will be accounted for using the pooling-of-interests method. Accounting Principles Board Opinion No. 16 precludes the restatement of financial statements for a pooling-of-interests transaction prior to the issuance of financial statements covering a period encompassed by the transaction. Accordingly, the accompanying consolidated financial statements set forth a supplemental presentation of the Company's financial statements retroactively restated to reflect the combinations with TLF and MRC (see Note 3). The accompanying supplemental consolidated financial statements do not include the estimated transaction costs related to the TLF and MRC acquisitions of $9,500, and costs associated with known bonus and severance arrangements with former MRC employees of approximately $1,600, which will be charged to expense in the quarter ended December 31, 1998. In addition, the Company expects to record a restructuring charge in the quarter ended December 31, 1998 for certain costs associated with combining the companies, primarily severance and duplicate faculty leases.

NOTE 2. MRC RESTRUCTURING CHARGES

In 1995, 1996 and 1997, MRC's board of directors approved various management plans which resulted in restructuring charges in the amounts of $347, $644 and $2,075, respectively. The charges were recorded in accordance with the criteria set forth in EITF 94-3; Liability Recognition For Costs To Exit An Activity (Including Certain Costs Incurred In A Restructuring). During the first nine months of 1998, non-cancelable lease costs of $196, asset disposal costs of $291 and severance costs of $110 were paid and charged against the restructuring accrual. At September 30, 1998, the remaining accrued restructuring costs balance in accrued liabilities is $1,136. The components of this balance include $556 for non-cancelable lease costs, $414 for asset disposal costs and $166 for severance and employee contract buy-outs. The Company anticipates that the restructuring will be completed during 1998, however, certain accrued restructuring costs will remain outstanding until all obligations are paid.

NOTE 3. ACQUISITIONS

During 1998, the Company completed three acquisitions accounted for using the purchase method and one immaterial acquisition accounted for using the pooling-of-interest method. Pro forma information is not presented as the acquisitions are not material to the Company.

On May 28, 1998, the Company completed the acquisition of approximately 94% of the outstanding capital stock of Digital Dictation, Inc. ("DDI" and on July 31, 1998 acquired the remaining shares. The Company issued 912 shares in exchange for all DDI shares. The acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, the Company's historical financial statements were retroactively restated to reflect the combination with DDI.
                                      F-28

                         MEDQUIST INC. AND SUBSIDIARIES
             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                           (UNAUDITED -- IN THOUSANDS)

 NOTE 3. ACQUISITIONS -- (CONTINUED)

On August 18, 1998, the Company completed the acquisition of Signal Transcriptions Network, Inc. ("Signal"), which was accounted for using the pooling-of-interests method. The Company issued 619 shares of its Common stock and $l.5 million in cash in exchange for all Signal capital stock. The Company's historical financial statements have been restated to reflect the combination with Signal. Signal and the Company have elected to treat their merger as an asset purchase for income tax purposes. The accompanying consolidated balance sheets include a deferred tax asset of approximately $4,600 that was credited directly to shareholders' equity in the quarter ended September 30, 1998 to reflect the tax effect of goodwill recorded for tax purposes in the Merger.

On November 30, 1998, the Company completed the acquisition of TLF, which will be accounted for using the pooling-of-interests method. The Company issued 800 shares of its Common stock for all TLF capital stock. Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the combination with TLF.

On September 18, 1998 the Company signed a definitive merger agreement with MRC and on December 10, 1998, the merger was consummated. Pursuant to the agreement, the Company exchanged each share of MRC Common stock and each share of MRC Preferred stock on an as-converted basis for 0.5163 shares of its Common stock. In total, the Company issued 8,662 shares of its Common stock to the former MRC shareholders and options to purchase an aggregate of 1,543 shares to the former MRC option holders. The MRC merger will be accounted for as a poling-of-interests. Accordingly, the Company's supplemental consolidated financial statements have been restated to reflect the merger with MRC.

Revenues and net income as previously reported for the nine months ended September 30, 1997 and 1998 and as restated for the pooling of interests transactions is as follows:


                                             NINE MONTHS ENDED                NINE MONTHS ENDED
                                            SEPTEMBER 30, 1997               SEPTEMBER 30, 1998
                                        --------------------------      ----------------------------
                                        REVENUES        NET INCOME      REVENUES          NET INCOME
                                        --------        ----------      --------          ----------
MedQuist, as previously reported        $ 60,707        $  5,422        $ 92,914(a)        $  8,258(a)
DDI ............................           7,039             425           6,165(b)             253(b)
Signal .........................           6,834             979           5,281(b)             543(b)
TLF ............................           3,075             490           3,688                522
MRC ............................          80,527             583          91,742              2,172
                                        --------        --------        --------           --------
Restated .......................        $158,182        $  7,899        $199,790           $ 11,748
                                        ========        ========        ========           ========

(a)  Includes DDI and Signal amounts from July 1, 1998.
(b)  Reflects amounts from January 1, 1998 to June 30, 1998.


Prior to their mergers with the Company, Signal and TLF were taxed as "S" Corporations. The above net income amounts do not include a "C" Corporation income tax provision for Signal and TLF of approximately $559 and $470 for the nine months ended September 30, 1997 and 1998, respectively.

                         MEDQUIST INC. AND SUBSIDIARIES
             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                           (UNAUDITED -- IN THOUSANDS)

NOTE 4. NET INCOME PER COMMON SHARE

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement established new standards for computing and presenting earnings per share and requires the restatement of prior year amounts. The Company adopted SFAS No. 128 effective December 31, 1997.

Basic net income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period. Diluted net income per share is calculated by dividing net income by the weighted average number of shares of Common stock outstanding for the period, adjusted for the dilutive effective of Common stock equivalents, which consist of stock options, using the treasury stock method.

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted net income per share computations:



                                                     NINE MONTHS ENDED SEPTEMBER 30,
                          -----------------------------------------------------------------------------------
                                           1997                                        1998
                          ---------------------------------------     ---------------------------------------
                            NET                         PER SHARE       NET                         PER SHARE
                           INCOME         SHARES         AMOUNT       INCOME          SHARES         AMOUNT
                          -------         ------        ---------     ------          ------        ---------
Basic ............        $ 7,899         31,600        $   0.25      $11,748         32,322        $   0.36
Effect of dilutive
   securities ....           --            1,531           (0.01)        --            2,308           (0.02)
                          -------        -------        --------      -------        -------        --------

Diluted ..........        $ 7,899         33,131        $   0.24      $11,748         34,630        $   0.34
                          =======        =======        ========      =======        =======        ========

NOTE 5. NEW ACCOUNTING PRONOUNCEMENT

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information." This statement establishes new standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 will have no effect on the Company's financial statements

NOTE 6. SHAREHOLDERS' EQUITY

On September 9, 1997, the Company effected a three-for-two stock split for all shares of Common stock. On June 15, 1998, the Company effected a two-for-one stock split for all shares of Common stock. All shares and per share amounts have been restated for the stock splits.

                                     PART II

                   Information not Required in the Prospectus

Item 14. Other Expenses of Issuance and Distribution.

         The following table shows the estimated expenses of the issuance and distribution of the securities offered.


         SEC Registration Fee                $   6,777*
         Legal fees and expenses                 2,000**
         Accounting fees and expenses            2,000**
         Transfer agent and registrar fees       1,000**
         Printing and Miscellaneous              1,000**
                                             ---------
                           TOTAL              $ 12,777
                                            ==========



-------------------
 * Actual
** Estimated.

Item 15. Indemnification of Directors and Officers

         Section 14A:3-5 of the Business Corporation Act of the State of New Jersey ("NJBCA") permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article 10 of the Company's Bylaws provides that the Company, to the full extent permitted by Section 14A:3-5 of the NJBCA, shall indemnify all past and present directors or officers of the Company and may indemnify all past or present employees or other agents of the Company. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article 10, or in defense of any claim, issue, or matter therein, he or she shall be indemnified by the Company against expenses in connection therewith. Such expenses shall be paid by the Company in advance of the final disposition of the action, suit or proceeding as authorized by the Company's Board of Directors upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

         The Company has a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

         Reference is made to Item 17 of this Registration Statement for additional information regarding indemnification of directors and officers.




Item 16. Exhibits

4.1 Specimen Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1
         (No. 333-3050) filed with the Commission on April 1, 1996).


5.1      Opinion of John M. Suender, Senior Vice President and General Counsel.*


23.1     Consent of Arthur Andersen LLP, filed herewith.

23.2     Consent of Arthur Andersen LLP, filed herewith.

23.3     Consent of Skoda, Minotti, Reeves & Co., filed herewith.

23.4     Consent of John M. Suender, Senior Vice President and General Counsel.*

24.1     Powers of Attorney. *


----------------------------------
* Previously filed.


Item 17. Undertakings.

         (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;


               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlton, State of New Jersey, on February 15, 1999.


                                  MEDQUIST INC.


                                  By:             *
                                      -----------------------------
                                  David A. Cohen
                                  Chairman and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on February 15, 1999 in the capacities indicated:


         Signatures                                  Title
         ----------                                  -----

              *
--------------------------------                     Chairman and Chief Executive Officer
       David A. Cohen                                (principal executive officer)


/s/ John R. Emery
--------------------------------                     Senior Vice President, Treasurer and
        John R. Emery                                Chief Financial Officer
                                                     (principal financial officer and principal
                                                     accounting officer)

              *
--------------------------------                     President, Chief Operating Officer
     John A. Donohoe, Jr.                            and Director


              *
--------------------------------                     Director
      James R. Emshoff


              *
--------------------------------                     Director
      William T. Carson


                                      II-4



              *
--------------------------------                     Director
     Richard J. Censits


              *
--------------------------------                     Director
        John T. Casey


              *
--------------------------------                     Director
      A. Fred Ruttenberg


              *
--------------------------------                     Director
       John H. Underwood


              *
--------------------------------                     Director
      Terrence J. Mulligan


              *
--------------------------------                     Director
       R. Timothy Stack


              *
--------------------------------                     Director
       Edward L. Samek


              *
--------------------------------                     Director
      Bruce K. Anderson


               *
--------------------------------                     Director
      Richard H. Stowe


* By:  /s/ John R. Emery
      ----------------------------
      John R. Emery as Attorney-in-Fact


                                      II-5